AMENDMENT TO

ARTICLES OF INCORPORATION

OF

MONSTER ARTS INC.

Pursuant to the provisions of the Nevada Revised Statutes, as amended, the undersigned corporation enacts the following Amendment to the Articles of Incorporation:

1. The name of the corporation is:

MONSTER ARTS INC.

2. The following amendment to the Articles of Incorporation was approved by the directors on the 19th day of July, 2013 and thereafter duly adopted by the shareholders of the Corporation on the 19th day of July, 2013. There were 32,901,651 shares of common stock issued and outstanding as of July 19, 2013.

•	Classes and Shares Authorized under ARTICLE 3 of the Articles of Incorporation shall be deleted in its entirety and classes and shares authorized under ARTICLE 3 shall be as follows:

“Classes and Shares Authorized. The authorized capital stock of the corporation shall be 750,000,000 shares consisting of 730,000,000 shares of Common Stock, $0.001 par value, and 20,000,000 shares of Preferred Stock, $0.001 par value. No stockholder shall have pre-emptive rights. The Board of Directors may designate the respective series and associated rights and preferences with respect to the 20,000,000 shares of authorized Preferred Stock. The Board of Directors increase or decrease the number of issued and outstanding shares of authorized capital stock with or without correspondingly increasing or decreasing the number of authorized shares of the same class or series.”

3. The effective date of this Amendment to the Articles of Incorporation shall be upon filing.